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                                                                EXHIBIT 99(a)(3)



                       STEELE HILL PARTNERS L.L.C One
                             International Place
                              Boston, MA  02110





February 14, 1997



Dear Unitholders of
  Stamford Towers
  Limited Partnership:

         Enclosed please find a copy of an Offer to Purchase relating to the offer of Steele Hill Partners L.L.C. to purchase your depositary units in the Partnership for $1.51 per unit, net to you in cash. The Offer is scheduled to expire March 14, 1997 and is limited to 2,300,000 units, representing approximately 29% of the total number of units outstanding.

         We urge you to carefully review the enclosed Offer to Purchase and the accompanying Letter of Transmittal. To tender your units, please execute the enclosed Letter of Transmittal and return it in the manner and to the address indicated in the Instructions and the inside cover of the Offer to Purchase.

         If you have any questions with respect to the Offer, please call The Herman Group, Inc., our information agent, toll free at (800) 992-6172.


                          Steele Hill Partners L.L.C.